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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 2
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             KATZ MEDIA GROUP, INC.
                            (Name of Subject Company)

                             KATZ MEDIA GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    486112105
                      (CUSIP Number of Class of Securities)

                                 THOMAS F. OLSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             KATZ MEDIA GROUP, INC.
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                                    424-6000
            (Name, address and telephone number of person authorized
              to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 With a copy to:

                             EDWARD D. SOPHER, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000


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      Katz Media Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on July 18, 1997, with respect to a tender offer by Morris Acquisition Corporation, a Delaware corporation (the "Purchaser") and a jointly owned subsidiary of Chancellor Broadcasting Company, a Delaware corporation ("Chancellor") and Evergreen Media Corporation, a Delaware corporation ("Evergreen") (each of Chancellor and Evergreen, a "Parent" and collectively, the "Parents"), to purchase any and all outstanding shares of common stock of the Company (the "Shares"), at a price of $11.00 per Share, net to the seller in cash, without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

      Item 2 is hereby amended to add the following paragraph:

      On August 14, 1997, the Parents and the Purchaser issued a press release which announced the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on September 25, 1997. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997. The extension of the Offer will afford Evergreen additional time to comply with the request for additional information received by Evergreen from the United States Department of Justice on August 5, 1997 with respect to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer. A copy of the press release issued by the Parents and the Purchaser announcing the extension of the Offer is attached hereto as Exhibit P and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit P - Press Release issued by the Parents and the Purchaser dated August 14, 1997.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 15, 1997

                                          KATZ MEDIA GROUP, INC.


                                          By: /s/ Thomas F. Olson
                                              ----------------------------------
                                               Name: Thomas F. Olson
                                               Title:  President and
                                                       Chief Executive Officer


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